As filed with the Securities and Exchange Commission on October 9, 2018

Registration No. 333-193580

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO. 1

to

 FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LIQTECH INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Nevada	20-1431677
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Industriparken 22C, DK2750 Ballerup, Denmark

(Address of Principal Executive Offices)

LIQTECH INTERNATIONAL, INC. 2013 SHARE INCENTIVE PLAN

(Full Title of the Plan)

Claus Toftegaard
Chief Financial Officer
c/o LiqTech North America Inc.
1804 Buerkle Road
White Bear Lake, MN 55110
(651) 773-5850 (telephone number)
+45 4593 4983 (facsimile number)

(Name, address, and telephone number of agent for service)

With copies to:

Clayton E. Parker, Esq.

John C. Scarborough, Jr., Esq.

K&L Gates LLP

200 South Biscayne Boulevard, Suite 3900

Miami, Florida 33131

Telephone: 305.539.3300
Facsimile: 305.358.7095

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, “emerging growth company” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

(Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 relates to the following registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission on January 27, 2014 by LiqTech International, Inc., a Nevada corporation (the “Company”):

•

Registration Statement filed on Form S-8 (File No. 333-193580), registering 2,451,150 shares of common stock, par value $0.001, for issuance under the LiqTech International, Inc. 2013 Share Incentive Plan.

This Post-Effective Amendment No. 1 to the Registration Statement is being filed solely for the purpose of filing an updated Exhibit 23.1 thereto. All other portions of the Registration Statement, as previously filed, remain unchanged. No additional securities are to be registered, and registration fees were paid upon filing of the original Registration Statement.

Item 8.	Exhibits.

See the Exhibit Index immediately following the Signature Page.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ballerup, Denmark, on October 9, 2018.

LIQTECH INTERNATIONAL, INC.

Date: October 9, 2018	By:	/s/ Sune Mathiesen
Name: Sune Mathiesen
Title: Chief Executive Officer, Principal Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Sune Mathiesen and Claus Toftegaard, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him in his or her name, place and stead, in any and all capacities to sign any and all amendments to this Registration Statement on Form S-8 (including post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his, her or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below:

Signatures	Title	Date

/s/ Sune Mathiesen	Chief Executive Officer, Principal Executive Officer and Director	October 9, 2018
Sune Mathiesen

/s/ Claus Toftegaard	Chief Financial Officer, Principal Financial and Accounting Officer	October 9, 2018
Claus Toftegaard

/s/ Peyton Boswell	Director	October 9, 2018
Peyton Boswell

/s/ Mark Vernon	Chairman of the Board	October 9, 2018
Mark Vernon

/s/ Alexander J. Buehler	Director	October 9, 2018
Alexander J. Buehler

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

4.1	Articles of Incorporation (1)

4.2	Certificate of Amendment to the Articles of Incorporation (2)

4.3	Amended and Restated Bylaws, effective January 1, 2012 (3)

4.4	Form of Common Stock Certificate (4)

5.1	Opinion of Burton, Bartlett & Glogovac (5)

23.1	Consent of Gregory & Associates, LLC (6)

23.2	Consent of Burton, Bartlett & Glogovac (contained in opinion filed as Exhibit 5.1)

24.1	Power of Attorney (included on the signature page hereto)

99.1	LiqTech International, Inc. 2013 Share Incentive Plan (7)

(1)	Incorporated by reference to Exhibit 3(i) to the Company’s Registration Statement on Form 10 as filed with the SEC on August 19, 2009
(2)	Incorporated by reference to Exhibit A to the Company’s Information Statement on Schedule 14C as filed with the SEC on September 20, 2011
(3)	Incorporated by reference to Exhibit 3.4 to the Company’s Form 10-Q as filed with the SEC on May 15, 2012
(4)	Incorporated by reference to Exhibit 4.1 to the Company’s Form 10-K as filed with the SEC on March 29, 2012
(5)	Incorporated by reference to Exhibit 5.1 to the Company’s Registration Statement on Form S-8 as filed with the SEC on January 27, 2014
(6)	Provided herewith
(7)	Incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 as filed with the SEC on January 27, 2014